SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934

                                VISTA GOLD CORP.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                   927926 20 4
                                 (CUSIP Number)

                                 Keith Presnell
                        Global Resource Investments Ltd.
                               7770 El Camino Real
                           Carlsbad, California 92009
                               Tel.: 760-943-3939
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 20, 2003
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. NOT APPLICABLE

CUSIP No. 927926 20 4                                                Page 2 of 5


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                               Arthur Richards Rule
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON           Not Applicable

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                             Not Applicable


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                                 U.S.A.


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                                          0


               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER                                2,122,534
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                                     0
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                           2,122,534
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      2,122,534

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    15.1%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                                                IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 927926 20 4                                                Page 3 of 5


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                     Rule Family Trust udt 12/17/98
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON           Not Applicable

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*                                             Not Applicable


--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION                             California


--------------------------------------------------------------------------------
               7    SOLE VOTING POWER                                          0

               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER                                2,122,534
   SHARES
BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER                                     0
  REPORTING
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                           2,122,534

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      2,122,534

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    15.1%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*                                                OO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 927926 20 4                                                Page 4 of 5


                                  SCHEDULE 13D
                                (Amendment No. 6)

      The Statement on Schedule 13D, dated February 8, 2002, initially filed by Arthur Richards Rule, as amended by Amendment No. 1, dated May 2, 2002, Amendment No. 2, dated July 2, 2002, Amendment No. 3, dated November 13, 2002, Amendment No. 4, dated December 16, 2002, and Amendment No. 5, dated January 31, 2003, each filed by Mr. Rule and the Rule Family Trust udt 12/17/98, a revocable grantor trust (the "Trust," and together with Mr. Rule, the "Reporting Persons") (as so amended, the "Schedule 13D") is hereby amended by this Amendment No. 6, dated May 30, 2003 (the "Amendment"), to reflect certain changes in the information previously filed by the Reporting Persons relating to the outstanding Common Shares of Vista Gold Corp. (the "Issuer"). Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Schedule 13D.

      NOTE: Beneficial ownership calculations below are based on 12,621,819 Common Shares of the Issuer outstanding as of May 21, 2003.

Item 5. Interest in Securities of the Issuer

      Item 5(a) and (c) are hereby amended and restated to read in their entirety as follows:

      (a) Exploration Capital is the direct beneficial owner of 1,846,714 Shares (including 1,122,807 immediately exercisable purchase warrants), representing approximately 13.4% of the Issuer's outstanding Common Shares. By virtue of the relationships described under Item 2 of the Schedule 13D, each of Mr. Rule and the Trust may be deemed to share indirect ownership of the Shares directly beneficially owned by Exploration Capital.

      Global Resource is the direct beneficial owner of 275,820 Shares (all of which are immediately exercisable share purchase warrants). By virtue of the relationships described under Item 2 of the Schedule 13D, each of Mr. Rule and the Trust may be deemed to share indirect ownership of the Shares directly beneficially owned by Global Resource.

      Based on the above, each of Mr. Rule and the Trust has, in aggregate, indirect beneficial ownership of 2,122,534 Shares, or approximately 15.1% of the Issuer's outstanding Common Shares.

      (c) The Reporting Persons do not directly beneficially own any Shares. Since the filing of Amendment No. 5 to the Schedule 13D, the following transactions have occurred with respect to the Shares indirectly beneficially owned by the Reporting Persons:

Rule Investments, General Partner of Global Resource, sold Common Shares in an open market transaction on the American Stock Exchange, as follows:

             Date              No. of Shares     Price per Share
             ----              -------------     ---------------
             3/25/03               70,000             $3.13

Exploration Capital sold Common Shares in open market transactions on the American Stock Exchange, as follows:

             Date              No. of Shares     Price per Share
             ----              -------------     ---------------
             5/20/03               56,100             $3.62
             5/21/03              150,000             $3.54

CUSIP No. 927926 20 4                                                Page 5 of 5


                                   SIGNATURES

      After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: May 30, 2003                     Arthur Richards Rule, individually


                                       By: /s/ Keith Presnell
                                           -------------------------------------
                                            Keith Presnell, Attorney-in-Fact

Date: May 30, 2003                     Rule Family Trust udt 12/17/98


                                       By: /s/ Keith Presnell
                                           -------------------------------------
                                            Keith Presnell, Attorney-in-Fact for
                                             Arthur Richards Rule, Trustee